                                                                    Exhibit 11.1


                              THE CHUBB CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE
                              PERIODS ENDED JUNE 30


                                              Second Quarter        Six Months
                                              --------------      -------------
                                              1996      1995      1996     1995
                                              ----      ----      ----     ----
                                                         (in millions)

Net income..................................  $174.3   $185.0    $325.7   $331.7

After-tax interest expense on 6% guaranteed
 exchangeable subordinated notes............     2.5      2.5       4.9      4.9
                                              ------   ------    ------   ------


Net income for computing earnings per share.  $176.8   $187.5    $330.6   $336.6
                                              ======   ======    ======   ======

Average number of common shares outstanding.   174.6    174.0     174.6    173.8

Additional shares from assumed conversion
  of 6% guaranteed exchangeable subordinated
  notes as if each $1,000 of principal
  amount had been converted at issuance
  into 23.256 shares of common stock........     5.8      5.8       5.8      5.8
                                              ------   ------    ------   ------

Average number of common and common
  equivalent shares assumed outstanding for
  computing earnings per share..............   180.4    179.8     180.4    179.6
                                              ======   ======    ======   ======


Net income per share........................  $  .98   $ 1.04    $ 1.83   $ 1.87


The number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one stock split effective April 19, 1996.